

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 21, 2008

Kenneth W. Lowe
Chief Executive Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, Ohio 45202

   **Re: Scripps Networks Interactive
     Form 10-12/A
     Amended May 8, 2008
     File No. 001-34004**

Dear Mr. Lowe:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 15
In connection with the separation, E.W. Scripps will indemnify us for certain liabilities.,
page 17

1. We note your response to prior comment nine. Please revise to clarify, if true, that
    the indemnification obligations from E.W. Scripps, while unable to be predicted
    or quantified at this time, are not limited to any maximum amount.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 29

2. We note your response to prior comment 14, and the revised disclosure at page
    29. The language in the revised registration statement, as opposed to the language
    you have included in your response letter, does not confirm that the discussion
    addresses the material U.S. federal income tax consequences of the distribution,
    but rather references "certain" U.S. federal income tax consequences of the
    distribution. Please advise or revise.

3. We note your response to prior comment 16. Please revise to clarify that it is the
    opinion of Baker & Hostetler that the distribution will be tax-free to E.W. Scripps
    shareholders.

Management's Discussion and Analysis, page 46

Critical Accounting Policies, Programs and Program Licenses page 47

4. Your response does not fully address prior comment 22 and we reissue part of that
    comment. Please revise your disclosure in the section on Critical Accounting
    Policies to describe in more detail the methodology you use to calculate the net
    realizable value of programs and program licenses. Also address the specific
    uncertainties associated with the methods, assumptions, or levels of judgment
    used to estimate net realizable value.

Results of Operations, page 51

5. We note your response to prior comment 25. Please revise further to more
    substantively discuss the challenges you anticipate encountering as you transition
    from a wholly-owned subsidiary to a stand-alone company. As previously
    requested, please address the increased costs associated with being a public
    company, as well as any plans for expansion.

Interactive Services, page 56

6. We note your response to prior comment 27. Please revise to briefly describe the
    "other product offerings" invested in to further diversify the business of uSwitch.

Compensation Discussion and Analysis, page 76

7.   Include your supplemental response to prior comment 30 in the filing to explain the phrase "revenue-based regression analysis."

8.   We note your response to prior comment 31, however there are statements in the filing which imply otherwise. For example, we note the disclosure on page 88 indicates that the establishment of base salary and target opportunities for Messrs. Lowe, Lansing, NeCastro and Cruz were contractually agreed to.

     Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Eric Geppert, Esq.
        by facsimile